SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

telephone (561) 362-9595
facsimile (561) 362-9612
e-mail:  roxanne@swblaw.net

August 22, 2008

“CORRES”

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention:              Rolaine S. Bancroft, Special Counsel
Michelle Lacko, Staff Attorney, Division of Corporation Finance

Re:          Caribbean Villa Catering Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-151840

Ladies and Gentlemen:

We are counsel to the Company in connection with the above-referenced filing.  The Company is in receipt of the staff’s letter of comment dated July 17, 2008.  The Company has filed Amendment No. 1 to the Registration Statement on form S-1 which contains revisions in response to the staff’s comments.  Following are the Company’s responses to such comments; under separate cover the Company is delivering hard copies of such filing marked to show the changes and keyed to the staff’s comments.

Outside Front Cover Page to the Prospectus

1.
Please tell us the basis for setting the share price in this offering at $0.25 per share.  Your explanation should address the fact that the $0.25 per share price was the original price paid by selling shareholders who purchased stock in the November/December 2007 private placement and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market.  You should also address the fact that your three founders purchased your stock for $0.025 per share in an unregistered private offering in September/October 2007, and, therefore, will receive a profit of $0.225 per share for the sale of their shares in this offering.  These facts raise questions about whether the offering price is a bona fide price. Alternately, change the fixed price and pay the revised filing fee.

Securities and Exchange Commission
August 22, 2008

RESPONSE: The registration statement has been revised to include additional disclosure on the prospectus cover page which both discloses the fact that investors who purchased in the Company's private placement will be prohibited from making a profit on the resale of the shares until such time as there is an active trading market in the securities as well as to disclose the number of shares being included which are owned by management and their profit potential on such shares.  We do not believe that the differences between the price paid by the founders and the price the shares were sold in the private placement impact the bona fide nature of the price paid by the investors.  As we have generally found in our practice, founders of a company pay substantially less for their shares than arms-length purchasers; in the vast majority of small start-ups such as the Company it has been our experience that the founders pay par value (in this case $0.001 per share) for the founder's shares.  Likewise, it has been our experience that offering prices for the early capital can be very arbitrary in nature, based more upon the perceived prospects of the Company and the reputations of the founders than on any generally recognized criteria.  In the instance of the Company's private placement, it sold shares to in excess of 30 investors.  As the purchases were made in arms-length transactions, we believe it reasonable to conclude that each investor evaluated the merits of the offering, including the purchase price paid by the founders for their shares and the offering price of the securities in the private placement, and concluded that the offering price was reasonable thus establishing the bona fide nature of such price

No selling security holder is compelled to sell his or her shares at the fixed price of $0.25 per share and it is possible that no selling security holder will in fact seek to resell the shares until after an active trading market is established, assuming such an event occurs.  At that time, the market price will be established generally by overall market conditions as well as the Company's particular circumstances.  While it is possible that the fair market value of the Company's common stock will decrease below $0.25 per share, it is also possible that it will increase thus providing an opportunity for the private placement purchasers to profit from their investment.

General

2.
We note that throughout your filing you refer to your Treasurer, Chief Financial Officer and Chief Accounting Officer as either Virgilio Santana or Virgilio Santana Ripoll.  Please revise through for consistency.

RESPONSE: The Company has corrected the typographical errors so that Mr. Ripoll's name is consistently used throughout the registration statement.  Please see pages 18 and 19 of Amendment No. 1.

Prospectus Summary, page 1

Our Company, page 1

3.
We note your disclosure on page 12 under the heading “Our to be formed Dominican Republic subsidiary.”  Please revise your summary to disclose that you are not permitted to conduct business in the Dominican Republic and briefly describe your plans to do so.

RESPONSE:  The additional requested disclosure has been added to Amendment No. 1.  Please see page 3.

Securities and Exchange Commission
August 22, 2008

4.
Please revise to disclose that you have had no revenues and include your net loss for the last audited period and interim stub.  Also, disclose that your independent auditor’s report expresses substantial doubt about the company’s ability to continue as a going concern.

RESPONSE:  The prospectus summary appearing in Amendment No. 1 has been expanded to include the requested disclosure.  Please see page 3.

Risk Factors, page 2

5.
Please remove the references in your first paragraph that you discuss some, but not all of the significant risk factors, and that additional risks are not presently known to you.  Or, revise to clarify that you have discussed all known material risks.

RESPONSE: The requested revision has been made in Amendment No. 1.  Please see page 4.

6.
Please create risk factor to discuss the fact that none of your executive officers has had any significant experience managing a public company.  Also discuss the added costs of being a public company and the difficulties of establishing and reporting with only three part-time employees.

RESPONSE: The additional risk factor has been added to Amendment No. 1. Please see page 8.

7.
Please create a risk factor to discuss that you are not permitted to conduct business in the Dominican Republic.  Your disclosure should include a discussion of the legal requirements under Dominican Republic law for incorporating a subsidiary and any known risks that may prevent you from meeting these requirements.

RESPONSE:  The registration statement has been revised to include the requested risk factor.  Please see page 6.

Our Auditors Have Express concern About Our Ability To Continue, page 3

8.
We note your disclosure in the first sentence of the second paragraph under this subcaption that you plan to provide for additional capital requirements through the sale of equity securities.  On page 9, you state that you may seek additional capital through equity and/or debt financing.  In Note 2 to your interim financial statements, you state that your plans to obtain additional capital include seeking out and completing a merger with an existing operating company.  Please revise for consistency, as appropriate. Also, please discuss the risks associated with raising additional capital through the issuance of equity, debt or merger under this subcaption.

RESPONSE:  The Company has expanded the risk factor to include both the possibility of the use of debt financing as well as adding an additional risk factor associated with raising capital through the issuance of equity or debt.  Please see page 5.  In addition, Note 2 has been revised to eliminate any reference to a merger with an existing company.  Please see page F-____.

Securities and Exchange Commission
August 22, 2008

We Face Intense Competition In Our Target Business, page 3

9.
Please reconcile your disclosure in the second sentence under this subcaption that you have numerous competitors in the Dominican Republic with your disclosure on page 13 that you do not believe that there are currently any companies offering a visiting catering service similar to your business in the region where you intend to do business.  Also, disclose the approximate number of competitors in your industry so that an investor may better evaluate this risk. Revise your disclosure regarding competition throughout the document for consistency.

RESPONSE:  The Company has expanded the disclosure on competition as requested in both the risk factor and in the Business section.  Please see pages 6 and 17 of Amendment No. 1.

Stockholders May Not Be Able To Enforce Claims, page 4

10.
We note your disclosure in the first sentence under this subcaption that all of your directors and officers reside outside of the United States.  Please revise your disclosure to identify each individual's country of residence.  For those individuals who do not reside in the Dominican Republic, please disclose the approximate amount of time per year each director or officer spends in the Dominican Republic.

RESPONSE:  The risk factor has been expanded to provide the requested additional disclosure.  Please see page 7 of Amendment No. 1.

Dividends, page 7

11.
We note your disclosure on page 12 that all of your business will be conducted through an as yet unformed Dominican Republic subsidiary.  Please revise your disclosure to include a discussion of any provisions under Dominican Republic law that you reasonably believe would materially limit your ability to pay dividends, including any restrictions on the ability of your Dominican Republic subsidiary to transfer funds to you in the form of cash dividends, loans or advances. Refer to Item 201(c)(1) of Regulation S-K. If material, please create a risk factor to discuss the associated risk.

RESPONSE:  The disclosure under the sub-section "Dividends" has been expanded as requested.  Please see page 10 of Amendment No. 1.  As there are no restrictions on the payment of dividends by a DR corporation, nor any restrictions on the ability of the subsidiary to transfer funds to the Company in the form of loans or advances, we do not believe the addition of a risk factor is appropriate.

Management’s Discussion and Analysis or Plan of Operations, page 8

12.
Please revise significantly to discuss your future business plans in greater detail.  Please provide an anticipated timeline and discuss each step you plan to take toward becoming operational and generating revenues and your anticipated funding source for each step.  You should disclose specific cost estimates and financing plans.

Securities and Exchange Commission
August 22, 2008

RESPONSE:  The Company has included the requested additional disclosure in a new sub-section within MD&A entitled "Overview" which appears on page 11 of Amendment No. 1.

13.
Please revise your disclosure throughout MD&A to eliminate marketing language such as “high quality,” “distinctive,” “incomparable,” and “superior.”  We consider marketing language to be inappropriate in a disclosure document.  Instead, revise to discuss the basis of your belief.

RESPONSE:  Though we could not find the referenced words in the MD&A, certain of the referenced words have been removed or revised in the description of our business section.  Please see pages 13 and 17.

Liquidity and Capital Resources, page 8

14.	Please revise to disclose your monthly “burn rate” and the month you will run out of money assuming no change in present trends.

RESPONSE:  The disclosure in the registration statement has been expanded to provide the requested information.  Please see page 12.

Our Target Market, page 9

15.
Please revise or provide a basis for your statement that you believe that twenty percent of the millions of travelers to the Dominican Republic visit and stay in the north coast of the Dominican Republic.

RESPONSE:  The registration statement has been revised to update the percentage and provide the source of the data.  Please see page 13 of Amendment No. 1.

16.
Please revise or provide a basis for your statement you believe all 500 villas on the north coast of the Dominican Republic have full kitchens, equipped with cooking utensils and appliances, and dining rooms. Also, provide an estimate of how may of these 500 villas are located within 60 miles of Sousa, the initial geographic area where you plan to conduct your business.

RESPONSE:  The registration statement has been revised to provide the requested clarification.  Please see page 13 of Amendment No. 1.
17.
We note your disclosure on page 10 that your business plan will also include a focus on local residents to build a repeat customer client base.  Please provide additional disclosure about this aspect of your business plan, including an estimate of the approximate number of local residents who you believe would be interested in, and able to afford, your services.

RESPONSE:  The requested additional disclosure has been added to Amendment No. 1.  Please see page 14.

Securities and Exchange Commission
August 22, 2008

Our Business, page 9

18.
We note your disclosure that your menus will emphasize fresh ingredients.  Please revise your disclosure to include a discussion of the sources and availability of raw materials, such as food supplies.  Refer to Item 101(h)(4)(v) of Regulation S-K.

RESPONSE:  The requested additional disclosure has been added to Amendment No. 1.  Please see page 16.

Government and Industry Regulation, page 13

19.
We note your disclosure in the risk factor on page 4 that governmental regulations could cause your food and supply costs to increase.  Please expand your disclosure under this heading to discuss the effect of any existing or probable governmental regulations on your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

RESPONSE:  The Company has expanded the disclosure as requested in Amendment No. 1.  Please see page 18.

20.
We note your disclosure that you will be required to obtain a Sello de Calidad Digenor if you prepare food items in your corporate kitchen.  Please revise your disclosure to provide information about obtaining this certificate, including estimates of the time, expense and difficulty involved in procuring the certificate.  If material, please create a risk factor to discuss the associated risks.

RESPONSE:  The additional disclosure has been added.  Please see page 18.

Executive Compensation, page 17

21.
We note your statement that your Summary Compensation Table includes a summary of all compensation recorded by you in each of the last two completed fiscal years.  The Summary Compensation Table only has information for the year 2007.  Please revise for consistency.

RESPONSE:  The head note to the section has been revised to clarify that the compensation information is provided since the Company's inception in March 2007.  Please see page 21.

22.
According to your Summary Compensation Table you have not provided any compensation to your officers.  Please revise to include a narrative statement regarding any plans to pay your officers compensation, including quantitative information regarding estimated amounts and timetables.  If material, please create a risk factor to discuss the fact that your executive officers and directors currently do not receive any compensation.

RESPONSE:  The additional disclosure, including an additional risk factor, has been added to Amendment No. 1.  Please see pages 6 and 21.

23.
We note that your Outstanding Equity Awards at Fiscal Year End Table provides information as of June 30, 2007.  Please revise this table to provide information as of your last completed fiscal year.  Refer to Item 402(p) of Regulation S-K.

Securities and Exchange Commission
August 22, 2008

RESPONSE:  The typographical error has been corrected.  Please see page 22 of Amendment No. 1.

Loan from Director, page 18

24.
Please reconcile your disclosure in the first sentence under this heading that during the year 2007, one of your directors loaned money to the company with the disclosure in Note 5 of your Notes To Financial Statements on page F-7 that during the year 2007, all of your directors loaned money to the company.  Revise throughout for consistency. Please also provide the name of the related person(s) and the approximate dollar value of the amount involved in the transaction.  Refer to Item 404(d) of Regulation S-K.

RESPONSE:  The Note 5 has been revised to reflect that only Mr. Seeley provided to advances to the Company and the expanded disclosure has been added to Certain Relationships and Related Transactions.  Please see pages F-7 and 23 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 18

25.	Please revise the table relating to the beneficial owners of stock on page 19 to include the address of each individual listed in the table. Refer to Item 403 of Regulation S-K.

RESPONSE:  The additional requested disclosure has been added to Amendment No. 1.  Please see page 23.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2

26.
We note your disclosure regarding the sale of your common stock from November 2007 to December 2007.  Please revise your disclosure to name the persons or identify the class of persons to whom the securities were sold and to state briefly the facts relied upon to make the exemption from Registration available.  Refer to Item 701 of Regulation S-K.

RESPONSE:  The additional disclosure has been added to Amendment No. 1. as requested.  Please see page II-2.

Item 26.  Exhibits, page II-2

27.	Exhibit 5.1 Opinion and Consent of Schneider Weinberger & Beilly LLP was not filed as an exhibit to your registration statement. Please provide us with the exhibit.

RESPONSE:  The opinion and consent of Schneider Weinberger & Beilly LLP has been included in Amendment No. 1.  Please see Exhibits 5.1 and 23.2.

We trust the foregoing is fully responsive to the staff’s comments.

Sincerely,

/s/ Roxanne K. Beilly

Cc:   Mr. Robert Seeley